UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, D.C.

                                                      FORM 12-B-25

                                               NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 001-10156


Check One:

/   /Form 10-K     /   / Form 20-F    / x / Form 10-QSB       /   / Form N-SAR

                                          For Period Ended:  June 30, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I-REGISTRANT INFORMATION

Full Name of Registrant:  Original Sixteen to One Mine, Inc.

Former Name if Applicable:  Not Applicable

Address of Principle Executive Office:  527 Miners Street

City, State and Zip Code:  Alleghany, California 95910

PART II-RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/   / (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ X / (b) The subject quarterly report of transition report on form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III-NARRATIVE
State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The Form 10-QSB cannot be filed within the prescribed time period due to an absence of personnel at this time. The person who performs our filings will be able to file the required report by September 5, 2008.

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael M. Miller                    (530)                           287-3223
(Name)                              ( Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                  / X /  Yes                          /   / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      /    / Yes                        / X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                            Original Sixteen to One Mine, Inc.
                                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized:

Date:  August 7, 2008                                By: /s/ Michael M. Miller
                                                             Michael M. Miller
                                                                     President